UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COMMON STOCK, $0.0001 PAR VALUE

To be applied

CUSIP NUMBER

William Tay

2000 Hamilton Street, #943

Philadelphia, PA 19130

Telephone/Fax: (215) 405-8018

E-mail: william.tay@hotmail.com

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

April 16, 2014

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

William Tay

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) o

(b) o

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization:

U.S.

Number	(7)	Sole Voting Power
of Shares		0
Beneficially
Owned by	(8)	Shared Voting Power:
Each		0
Reporting
Person	(9)	Sole Dispositive Power:
With		0

	(10)	Shared Dispositive Power:
		0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
o

(13)	Percent of Class Represented by Amount in Row (11): 0%

(14)	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Attn: Edgar Leon, President

Dardanos Acquisition Corp.

c/o Ozero Worldwide, LLC

848 North Rainbow Blvd., #2713

Las Vegas, NV 89107

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: William Tay

(b)	Address: 2000 Hamilton Street, #943
Philadelphia, PA 19130

(c)	Business consultant and private investor.

(d)	None.

(e)	None.

(f)	Citizenship: U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, William Tay, sold 31,390,000 shares of the Issuer in a private transaction to Ozero Worldwide, LLC, of Las Vegas, NV (“Ozero”), and received the sum of $69,990 in cash. After the sale, Mr. Tay owns no shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 31,390,000 shares of common stock of the Issuer by Reporting Person William Tay to Ozero. The transaction closed on April 16, 2014.

As part of the acquisition and pursuant to the Share Purchase Agreement, the following changes to the Issuer's directors and officers has occurred on April 16, 2014: 1) William Tay resigned as the Issuer's President, Secretary and Treasurer, effective April 16, 2014, 2) Edgar Leon was appointed as the Company's new President, Secretary, Treasurer and Director, effective as of April 16, 2014 and 3) Mr. Tay then resigned as a member of the Board of Directors of the Issuer, effective April 16, 2014.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

William Tay beneficially owns no shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Share Purchase Agreement, dated February 26, 2014, between William Tay, Dardanos Acquisition Corp. and Ozero Worldwide, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:
Dated: April 16, 2014

	By:	/s/ William Tay
William Tay